Exhibit 99.1

TransAlta Completes Investment in Skookumchuck Wind Project

CALGARY, AB, Dec. 1, 2020 /CNW/ - TransAlta Corporation ("TransAlta" or "the Company") (TSX: TA) (NYSE: TAC) announced today that it has closed its 49 per cent equity investment in the Skookumchuck Wind Project ("Skookumchuck") with Southern Power Company, a subsidiary of Southern Company. Skookumchuck is a 136.8 MW wind project located in Lewis and Thurston Counties, Washington consisting of 38 Vestas V136 wind turbines.

Skookumchuck began commercial operation on November 7, 2020 and has a 20-year power purchase agreement ("PPA") with Puget Sound Energy, Inc.

"Our investment in Skookumchuck furthers our ambitious objectives as outlined in our Clean Energy Investment Plan and is another step towards meeting our, and our customers', E2SG needs," said Dawn Farrell, President and Chief Executive Officer of TransAlta. "We are pleased to participate in a project that continues our relationship with Puget and serves customers in the Pacific Northwest market."

About TransAlta:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and  has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit its website at transalta.com.

Forward Looking Statements:
This news release contains forward looking statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward looking information or statements. More particularly, and without limitation, this news release contains forward looking statements and information relating to: our Clean Energy Investment Plan, and our ability to meet our customers' E2SG needs. The forward looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward looking statements, which include impact of the novel coronavirus; changes in the law or political developments and other risk factors contained in the Company's Annual Information Form and Management's Discussion and Analysis for the year end dated December 31, 2019, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. Readers are cautioned not to place undue reliance on this forward looking information, which is given as of the date it is expressed in this news release. The Company undertakes no obligation to update or revise any forward looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward looking information, refer to the Company's Annual Report and Management's Discussion and Analysis filed under the Company's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

View original content:http://www.prnewswire.com/news-releases/transalta-completes-investment-in-skookumchuck-wind-project-301183022.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2020/01/c4896.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 17:15e 01-DEC-20